SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    For the period April 1 to June 30, 2002.

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                                  FUNDTECH LTD.
                 (Translation of Registrant's Name Into English)


            12 HA'HILAZON STREET, 5TH FLOOR, RAMAT GAN 52522, ISRAEL
                    (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X               Form 40-F
                   ----                       ----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
         Yes                        No  X
            ------                      ----

         (If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.)



       Registrant's telephone number, including area code: 972 3 575-2750



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                                EXPLANATORY NOTE

Attached are the following exhibits:

99.1 Press release, released publicly on August 5, 2002, including unaudited interim consolidated financial statements for the three months ended June 30, 2002.

99.2 Certification of Chief Executive Officer.

99.3 Certification of Chief Financial Officer.



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              FUNDTECH LTD.


         Date: August 5, 2002                 By: /s/ Yoram Bibring
                                                 --------------------------
                                                 Yoram Bibring
                                                 Chief Financial Officer



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